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                            AT&T Latin America Corp.
                         220 Alhambra Circle, Suite 900
                          Coral Gables, Florida 33134


                                                              September 18, 2000

         Securities and Exchange Commission
         450 Fifth Street, NW
         Washington, D.C. 20549

         Re:  AT&T Latin America Corp.
              Withdrawal of Registration Statement on Form S-1
              No. 333-43182

         Ladies and Gentlemen:

                  AT&T Latin America Corp. (the "Company") requests that the Company's Registration Statement filed on Form S-1 (the "Registration Statement"), covering the offering of shares of its Class A common stock ("Common Stock"), be withdrawn. The Company has determined that, due to current market conditions, the proposed offering would not be in the best interest of the Company or its shareholders. The Company has not made any offers or sales of Common Stock pursuant to the Registration Statement.

                  Please call me at 305-459-6300 if you have any questions or comments.

                                            Sincerely,

                                            /s/ THOMAS C. CANFIELD
                                            ----------------------------
                                            Thomas C. Canfield
                                            General Counsel and Secretary

         cc:      Barry N. Summer, Esq.
                  Raymond A. Be, Esq.
                    Division of Corporation Finance
                    U.S. Securities and Exchange Commission
                  Paul H. Wilson, Esq.
                  James C. Scoville, Esq.
                    Debevoise & Plimpton
                  Steven H. Shalen, Esq.
                  William F. Gorin, Esq.
                    Cleary Gottleib Steen & Hamilton